EXHIBIT 3.1

AMENDMENT TO SECTION 2.23 OF BYLAWS

Section 2.23         Director Emeritus.  In recognition of his many years of distinguished service to this Corporation as a director and as Chairman and as Chairman Emeritus, the Chairman Emeritus shall serve as a director emeritus~~.  As such, he~~ of the Corporation. In addition, the Board of Directors may appoint any other former director of the Corporation to serve as a director emeritus of the Corporation.  Subject to the discretion of the Chairman of the Board, any person serving as director emeritus shall be entitled to receive notice of, and to attend all meetings of the Board of Directors, and shall continue to provide advice and counsel to the Board of Directors.  ~~The Chairman Emeritus~~In such capacity, such person shall not be a director and shall not have any of the liabilities or duties of a director under law, nor shall he or she be counted in determining a quorum of the Board of Directors or vote as a director.